                                                                    EXHIBIT 12.1

                               APACHE CORPORATION

        STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                              SIX MONTHS ENDED
                                  JUNE 30,                      YEAR ENDED DECEMBER 31,
                              -----------------   ---------------------------------------------------
       (IN THOUSANDS)          1995      1994       1994      1993      1992        1991       1990
----------------------------- -------   -------   --------   -------   -------    --------    -------
EARNINGS
-------
Pretax income (loss) from
  continuing operations(1)... $10,793   $30,093   $ 66,234   $62,067   $(5,759)   $(57,482)   $74,463
Add: Fixed charges excluding
  capitalized interest.......  39,303    17,646     39,008    34,355    43,603      41,889     21,763
                              -------   -------   --------   -------   -------    --------    -------
Adjusted earnings............ $50,096   $47,739   $105,242   $96,422   $37,844    $(15,593)   $96,226
                              =======   =======   ========   =======   =======    ========    =======
FIXED CHARGES
------------
Interest expense including
  capitalized interest(2).... $43,609   $16,832   $ 37,838   $34,205   $45,731    $ 48,117    $27,368
Amortization of debt
  expense....................   2,373     1,744      3,987     3,896     3,888       2,052        419
Interest component of lease
  rental expenditure(3)......   1,756     1,753      3,217     2,533     2,980       2,373      2,030
                              -------   -------   --------   -------   -------    --------    -------
                              $47,738   $20,329   $ 45,042   $40,634   $52,599    $ 52,542    $29,817
                              =======   =======   ========   =======   =======    ========    =======
Ratio of earnings to fixed
  charges....................    1.05      2.35       2.34      2.37      0.72(4)       --(4)    3.23
                              =======   =======   ========   =======   =======    ========    =======

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(1) Undistributed income of less-than-50% owned affiliates is excluded.

(2) Apache has guaranteed and is contingently liable for certain debt. This debt, primarily associated with partnership operations, totaled approximately $8.1 million at December 31, 1994 and $7.8 million at June 30, 1995. The weighted average interest rate was 6.875% at both December 31, 1994 and June 30, 1995. Fixed charges, relating to debt for which Apache is contingently liable, have not been included in the fixed charges for any of the periods shown above, based on the financial position of the partnerships and their ability to service the debt.

(3) Represents the portion of rental expense assumed to be attributable to interest factors of related rental obligations determined at interest rates appropriate for the period during which the rental obligations were incurred. Approximately 32% applies for all periods presented.

(4) Earnings were inadequate to cover fixed charges for the year 1991 by $68.1 million and $14.8 million for the year 1992.